

Mail Stop 3030

September 9, 2010

Via Facsimile and U.S. Mail

Jun Ma
President and Chief Executive Officer
Vasomedical, Inc
180 Linden Ave.
Westbury, New York 11590

      Re: **Vasomedical, Inc**
              Form 10-K for the year ended May 31, 2010
                  Filed August 30, 2010
              Form 10-Q for the quarter ended February 28, 2010
              File No. 0-18105

Dear Mr. Ma:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended May 31, 2010

Item 7 – Management's Discussion and Analysis of Financial Condition, page 26

Results of Operations Fiscal Years Ended May 31, 2010 and 2009, page 27

1.   We note that your discussion of net loss excluding the loss for Vaso Healthcare. While disclosure of material items impacting your operations may be meaningful, your current

disclosure results in the presentation of a non-GAAP financial measure for which you have not included all of the disclosures required by Item 10(e) of Regulation S-K. Please revise future filings to remove the non-GAAP financial measure or otherwise provide all of the disclosures required by Item 10(e) of Regulation S-K. Please note this comment also applies to your discussion of selling, general and administrative expenses.

<u>– Gross Profit, page 28</u>

2. We note your disclosure that as previously written down inventory is incorporated into future products sold, the related allowance will be credited to cost of goods sold. If material, revise future filings to quantify the amount of previously written down inventory sold in the current period and discuss the effects of such sales on your gross profit.

<u>Report of Independent Registered Public Accounting Firm, page F-2</u>

3. We note that the report of your Independent Registered Accounting Firm filed on EDGAR was not signed. Please amend the filing to provide audited financial statements that are accompanied by a report that is signed by your Independent Registered Accounting Firm. Refer Rule 2-02(a) of Regulation S-X.

<u>Amendment 1 to Form 10-Q for the quarter ended February 28, 2010</u>

<u>General</u>

4. We note that you restated your financial statements for the period ended February 28, 2010 to correct your accounting for your inventory allowance. In connection with the restatement, tell us how you considered the requirements of Item 4.02(a) of Form 8-K.

<u>Item 4T. Controls and Procedures, page 24</u>

5. We note that you have continued to disclose that based on its evaluation, management has concluded that as of February 28, 2010, your disclosure controls and procedures were effective. Separately, we note your disclosure in the May 31, 2010 that as of that date, management concluded your disclosure controls and procedures were not effective. Please tell us how management considered the effect of the error in the financial statements on management's conclusion regarding the effectiveness of disclosure controls and procedures as of February 28, 2010. Explain the factors considered that resulted in management continuing to conclude that disclosure controls and procedures were effective at February 28, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief